UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares each representing 20 Ordinary Shares

Ordinary Shares, par value £0.01 per share not for trading, but only in connection with the registration of the American Depositary Shares)

Warrants to purchase American Depositary Shares each representing 20 Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 230

Approximate number of holders of record as of January 1, 2020: 223

Pursuant to the requirements of the Securities Exchange Act of 1934, Motif Bio plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 26, 2020		MOTIF BIO PLC

		By:	/s/ Graham Lumsden
		Name:	Graham Lumsden
		Title:	Chief Executive Officer